Exhibit 99.1

Tiziana Life Sciences plc

Independent Third Party Article in New England Journal of Medicine reports on Intravenous Treatment with a Humanized Anti-CD3 mAb showing delays in progression of Type 1 Diabetes; Findings may have the potential to expand therapeutic benefits of Tiziana’s Foralumab, the only known fully human anti-CD3 mAb

Independent third party Phase 2 results show Teplizumab, a mouse derived humanized anti-CD3 monoclonal antibody (mAb) significantly slowed progression of Type 1 diabetes in high risk population

Tiziana Life Sciences plc (Nasdaq: TLSA/ AIM: TILS (“Tiziana” or the “Company”), a biotechnology company focusing on the discovery and development of innovative therapeutics for inflammation and oncology indications, notes that a recently published study in The New England Journal of Medicine titled, “An Anti-CD3 Antibody, Teplizumab, in Relatives at Risk for Type 1 Diabetes,” provides clinical evidence for the potential use of an anti-CD3 mAb in the prevention or treatment of Type 1 diabetes. Teplizumab is being developed by Provention Bio. The published study was funded by the National Institute of Health and others, and was conducted by investigators at numerous institutions in the field of immunology and pediatrics including Yale University and Vanderbuilt University.

The published results from a Phase 2 trial of Teplizumab, a mouse derived anti-CD3 mAb delivered intravenously, evaluated 76 patients who had relatives with Type 1 diabetes. 72% of subjects were under the age of 18. Patients were randomized and treated with either a 14-day course of Teplizumab or placebo. At 6 month intervals, the study tested subjects for the onset of Type 1 diabetes. Teplizumab was found to significantly slow progression to clinical Type 1 diabetes, with a median delay in the diagnosis of diabetes of 2 years. At the end of the trial, 57% of the group treated with Teplizumab were diabetes free, while 28% of the group treated with placebo remained diabetes free.

“Children and adults at high risk of developing Type 1 diabetes may benefit from safe and effective prophylactic use of anti-CD3 mAb’s. We congratulate Prof. Kevan Herold, a member of Tiziana’s Scientific Advisory Board, and the research team that conducted the published study. Tiziana’s proprietary technology for the oral and nasal delivery of mAb’s in general, and Foralumab specifically, have strong potential indications in autoimmune diseases including Type 1 diabetes,” stated Kunwar Shailubhai, CEO & CSO of Tiziana.

Tiziana’s Foralumab offers potential safety and efficacy advantages over other anti-CD3 mAb’s because it is the only fully human anti-CD3 mAb, as compared to mouse derived anti-CD3s which have been shown to cause immune reactions in humans. Tiziana’s proprietary platform technology for oral and nasal administration of mAb’s could provide clinical benefits by mimicking the body’s natural immune modulation processes and thereby increasing patient compliance.

Foralumab is currently in a Phase 1 trial at the Harvard Medical School in healthy volunteers to study safety, tolerability and biomarkers of neurodegenerative disease through nasal delivery. An upcoming Phase 1 trial will evaluate oral Foralumab’s safety, tolerability and biomarkers in Crohn’s disease and NASH. A Phase 2 trial in Crohn’s and NASH is expected to commence next year.

About Teplizumab

Teplizumab (hOKT3γ1 (Ala-Ala) is a humanized version of the mouse monoclonal antibody, OKT3, which retains the same binding regions of OKT3. Being humanized, the antibody appears to have a decreased cytokine release potential since its Fc region has been changed (mutated) to not bind to the FcR on T cells but successfully maintains its immunomodulatory properties. Teplizumab is being evaluated in autoimmune diseases such as Type I diabetes and clinical trials have shown promise in lowering HbA1c levels and lower insulin requirements in new onset Type I diabetes patients as well as slowing progression of Type I diabetes in high risk patients.

About Foralumab

Foralumab (formerly NI-0401), the only entirely human anti-CD3 mAb, shows reduced release of cytokines after IV administration in patients with Crohn’s disease with decreases in the classic side effects of cytokine release syndrome (CRS) and improves the overall safety profile of Foralumab. In a humanized mouse model , it was shown that while targeting the T cell receptor, orally administered Foralumab modulates immune responses of the T cells, enhances Tregs and thus provides therapeutic benefit in treating inflammatory and autoimmune diseases without the occurrence of potential adverse events usually associated with parenteral mAb therapy. Based on animal studies, the nasal and oral administration of Foralumab offers the potential for the immunotherapy of autoimmune and inflammatory diseases in a safe manner by the induction of Tregs.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. The Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), primary biliary cholangitis (PBS), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

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For further enquiries:

Tiziana Life Sciences plc	+44 (0)20 7493 2853
Gabriele Cerrone, Chairman and founder

Shore Capital (Broker) Andy Crossley / Antonio Boss	+44 (0)20 7601 6125